AB 11/12

[redacted]

SECURI 13025947 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED NOV 08 2013 WASH. D.C. 193

SEC FILE NUMBER
8- 67367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BIGELOW CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Harbour Place
(No. and Street)

Portsmouth	NH	03801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENISE BURKE 603-433-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tonneson & Company, Inc.
(Name – *if individual, state last, first, middle name*)

401 Edgewater Place	Wakefield	MA	01880
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 11/15/13

OATH OR AFFIRMATION

I, DENISE BURKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BIGELOW CAPITAL SECURITIES LLC, as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Denise C Burke
Signature

CFO, FINOP
Title

Marisa B Lister
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARISA B. LISTER, Notary Public
My Commission Expires June 19, 2018

BIGELOW CAPITAL SECURITIES LLC

BALANCE SHEET
SEPTEMBER 30, 2013

tonneson co
Assurance • Tax • Advisory

BIGELOW CAPITAL SECURITIES LLC
TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Members
Bigelow Capital Securities LLC
Portsmouth, New Hampshire

We have audited the accompanying balance sheet of Bigelow Capital Securities LLC ("the Company") as of September 30, 2013, and the related notes.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Bigelow Capital Securities LLC. as of September 30, 2013 in conformity with U.S. generally accepted accounting principles.

Tonneson & Company Inc

Tonneson & Company, Inc.

October 23, 2013

tonneson + co
Certified Public Accountants & Consultants
401 Edgewater Place, Suite 300, Wakefield, MA 01880-6208 t. 781.245.9999 f. 781.245.8731 www.tonneson.com

BIGELOW CAPITAL SECURITIES LLC

BALANCE SHEET

SEPTEMBER 30, 2013

ASSETS

CURRENT ASSETS:		
Cash	$	62,404
Prepaid expenses		3,496
TOTAL ASSETS	$	65,900

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	16,000
TOTAL LIABILITIES		16,000
MEMBERS' EQUITY		49,900
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	65,900

See Notes to Financial Statement.

BIGELOW CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

YEAR ENDED SEPTEMBER 30, 2013

Note 1 - Summary of Significant Accounting Policies

Nature of Operations - The Company was organized in the State of New Hampshire on May 9, 2006 as a limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides merger and acquisition, restructuring, valuation and other advisory services for clients.

Estimates - The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition - The Company typically enters into contracts with clients calling for periodic advisory fees to be paid during the term of the arrangement, and a success fee to be paid out once the transaction is successfully completed. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognizes advisory fees in the period earned with separate revenue recognition once each transaction is finalized.

Income Taxes - The Company does not pay federal and state income taxes on its taxable income. Instead, the members are liable for individual income taxes on their proportionate share of the Company's taxable income.

In determining the recognition of uncertain tax positions, the Company applies a more-likely-than-not recognition threshold and determines the measurement of uncertain tax positions considering the amounts and probabilities of the outcomes that could be realized upon ultimate settlement with taxing authorities. As of September 30, 2013, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company is generally subject to potential examination by taxing jurisdictions for the prior three years.

Subsequent Events - The date to which events occurring after September 30, 2013 have been evaluated for possible adjustment to the financial statements or disclosure is the date of the Independent Auditors' Report which is the date the financial statements were available to be issued.

Note 2 - Net Capital Requirement

As a broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission (the Uniform Net Capital Rule). The Company computes its net capital under the aggregate indebtedness method which requires the Company to maintain minimum net capital, as defined, equal to the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. At September 30, 2013, the Company had net capital of $46,404, which was in excess of its requirement of $5,000 by $41,464.

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

Members
Bigelow Capital Securities LLC
Portsmouth, New Hampshire

We have audited the balance sheet of Bigelow Capital Securities LLC as of September 30, 2013, and our report thereon dated October 23, 2013, which expressed an unqualified opinion on the financial statement, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained on pages 5 and 6 is presented for purposes of additional analysis and it is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. Such information has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with U.S generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the financial statement as a whole.

Tonneson & Company, Inc.

Wakefield, Massachusetts
October 23, 2013

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BIGELOW CAPITAL SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2013

NET CAPITAL

Members' equity at September 30, 2013		$	49,900
Add:			
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B.	Other (deductions) or allowable credits - deferred income taxes payable		-
	Total capital and allowable subordinated liabilities		49,900
Deductions and/or charges:			
A.	Non allowable assets		3,496
Haircuts on securities:			
C.	Trading and investment securities - exempted securities		-
	Net capital	$	46,404

AGGREGATE INDEBTEDNESS

Items included in the accompanying balance sheet			
	Accrued expenses	$	16,000
	Total aggregate indebtedness	$	16,000

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

1.	Minimum net capital required (6-2/3% of aggregate indebtedness of $16,000)	$	1,067
2.	Minimum net capital requirement of the Company	$	5,000
3.	Net capital requirement (greater of 1 or 2 above)	$	5,000
4.	Excess net capital (net capital less Line 3)	$	41,404
5.	Net capital less greater of 10% of total aggregate indebtedness or 120% of Line 3	$	40,404
6.	Percentage of aggregate indebtedness to net capital		34.48%

RECONCILIATION WITH COMPANY'S COMPUTATION

The following is a reconciliation of net capital between this computation and the corresponding computation prepared by the Company for inclusion in its Unaudited Part II Focus Report as of September 30, 2013:

Net capital, as reported in the Company's Part II-A (Unaudited) FOCUS Report	$	46,404
Net audit adjustments		-
Net capital	$	46,404

See Independent Auditors' Report on Accompanying Information.

BIGELOW CAPITAL SECURITIES LLC

STATEMENT REGARDING RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2013

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2) (i) of that rule. During the year ended September 30, 2013, the Company was in compliance with the conditions of the exemption.

See Independent Auditors' Report on Accompanying Information.

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